
02052076

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

8/30/02

For the month of August, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
Results for the Second Quarter and Six-Month Periods ended June 30, 2002

CONTENTS

Press release dated August 29, 2002.

NOTES

a) On August 29, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) the Standarized Quarterly Financual Reports (FECU) for the Second Quarter and Six-Month Periods ended June 30, 2002.

b) This report is a free translation from the original in Spanish.

FOR IMMEDIATE RELEASE



CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR SECOND QUARTER AND FIRST HALF 2002

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.cl

Santiago, Chile (August 29, 2002) – Cristalerías de Chile S.A. ("Cristalerías"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the second quarter and six-month periods ended June 30, 2002. All figures have been prepared according to Chilean GAAP and are stated in constant Chilean Pesos and in US Dollars at Ch$688.05/US$1, the exchange rate at the close of June 30, 2002.

2Q02 HIGHLIGHTS (vs. 2Q01):

- Consolidated sales increased 11.1%
- Operating income up 47.5%
- EBITDA up 37.7%
- Non-operating loss of Ch$3,151 million in 2Q02 compared to a Ch$2,194 million income in 2Q01.
- Net income reached Ch$3,396 million, compared to Ch$7,413 million reported in 2Q01.
- Earnings Per ADR reached US$0.23

YTD 2002 HIGHLIGHTS (vs. YTD 2001):

- Consolidated sales increased 7.6%
- Operating income up 29.0%
- EBITDA rose 25.3%
- Non-operating loss of Ch$8,135 million compared to a loss of Ch$1,919 million in 2001.
- Net income reached Ch$3,572 compared to Ch$9,144 million reported for the same period in 2001.
- Earnings Per ADR reached US$0.24

CONTACT IN SANTIAGO:
Ricardo Dünner
Head of Investor Relations
PH: (562) 246-8855
EMAIL: rdunner@cristalchile.cl

CONSOLIDATED REVENUE				
(in Ch$ millions)	2Q02	2Q01(1)	2Q02 vs. 2Q01	YTD02
TOTAL REVENUE	**38,402**	**34,565**	**11.1%**	**68,792**
Cristalchile (glass)	15,141	15,527	-2.5%	30,382
Viña Santa Rita (wine)	19,182	16,049	19.5%	32,060
CIECSA (media)	6,024	3,945	52.7%	9,708
Adjustments	1,945	956	N/A	3,358
RELATED COMPANIES				
Metrópolis-Intercom (cable)	11,052	11,515	-4.0%	22,538
Envases CMF (plastics)	6,494	3,327	95.0%	14,835

(1) Financial statements of year 2001 have been restated for comparison purposes, deconsolidating Ediciones Financieras ("El Diario Financiero").

SECOND QUARTER 2002 RESULTS

CONSOLIDATED RESULTS


2Q02 Revenue Breakdown


Media
15%
Glass
38%
Wine
47%

During 2Q02, Cristalerias´ total consolidated revenue reached Ch$38,402 million, an 11.1% increase versus the 2Q01. The main factors behind this increase were improved sales in Santa Rita (+19.5%) and CIECSA (+52.7%); partially compensated by lower sales in the glass container business (-2.5%). Adjustments for factors such as intercompany sales reached Ch$1,945 million during the period.

Consolidated operating income increased by 47.5% during the quarter, totaling Ch$9,892 million (US$14.4 million). This includes Ch$4,949 million from the glass container business, Ch$3,197 million from Santa Rita, and Ch$1,705 million from CIECSA.

During the quarter, Cristalerías´ consolidated net income was Ch$3,396 million (US$4.9 million), compared with Ch$7,413 million in 2Q01. This is mainly explained by a non-operating loss of Ch$3,151 million (US$ 4.6 million) in the 2Q02, compared to a non-operating income of Ch$2,194 million (US$3.2 million) in 2Q01. During the 2Q01 the Company registered an extraordinary income originating from: (i) a profit of Ch$2,002 million from the formation of the joint venture of Crowpla-Reicolite and Multipack, and (ii) a profit of Ch$2.906 million from the sale of shares of Compañía General de Electricidad. During 2Q02 the Company had a Ch$920 million loss originating in its investment in Rayén Curá, as a consequence of the effects of the Argentine Peso devaluation[1]. In addition, net earnings for 2Q01 included Ch$851 million (US$1.2 million) of extraordinary income, coming from the glass division, as a result of the reversal of part of a maintenance provision of furnace C, which was rebuilt during the first half of 2001.

EBITDA: Operating cash generation increased from Ch$9,588 million (US$13.9 million) in the 2Q01 to Ch$13,207 million (US$19.2 million) in the 2Q02. EBITDA margin for the period was 34.4% (27.7% in 2Q01).

The following analysis explains Cristalerías' results based on individual financial statements, as well as those of its main subsidiaries:

[1] Considering an exchange rate of $3.8 Argentine Pesos per U.S. Dollar.

PACKAGING BUSINESS

Glass

Glass packaging sales during the quarter decreased by 2.5% to Ch$15,141 million (US$22.0 million) mainly as a result of a 3.7% decrease in volumes. Sales to the wine sector increased by 9.7%, mainly due to a higher acceptance of new and existing formats for the local market, as well as an increase in volumes of exports. Sales of beer containers grew by 6.6% during the quarter, due to the success of one-way formats (250cc and 1,000cc).

Liquor bottle sales decreased by 37.9% during the quarter, as a result of stock adjustments made by clients to improve efficiency. Soft-drink bottle sales decreased by 29.3% compared with 2Q01, despite an increase in sales of one-way formats, because clients built their stocks of returnable formats previously. Containers for the food industry posted a 24.1% sales decrease during the quarter due to decreased food exports to Latin America.

GLASS			
	2Q02	**2Q01**	**2Q02 vs. 2Q01**
Net Sales (in Ch$ millions)	**15,141**	**15,527**	**-2.5%**
Wine	10,291	9,382	9.7%
Soft Drinks	1,506	2,131	-29.3%
Beer	1,693	1,588	6.6%
Liquor	1,164	1,874	-37.9%
Food	310	408	-24.1%
Pharmaceutical	179	144	24.2%
Volume in tons	**54,157**	**56,223**	**-3.7%**
Average Price Variation			**1.2%**

Operating income increased by 3.5%, reaching Ch$4,949 million (US$7.2 million). Operating margins improved from 30.8% in 2Q01 to 32.7% in 2Q02 due to decreased sales of lower-margin imported products.

EBITDA: Operating cash generation increased by 7.5%, reaching Ch$7,135 million (US$10.4 million) in 2Q02 compared with Ch$6,636 million (US$9.6 million) during the 2Q01. EBITDA margin for the 2Q02 improved to 47.1% (42.7% in 2Q01).

Plastic

During the second quarter of 2002, total sales of Envases CMF reached Ch$6,494 million (US$9.4 million), compared with Ch$3,327 million in 2Q01 (this last figure considers only sales of Crowpla-Reicolite S.A.). It is worth mentioning that this strong sales increase is largely due to the merger with Multipack. Volumes increased by 84%, reaching 4,693 tons, while prices increased by 6%. However, the Company had an Ch$87 million operating loss, compared to a Ch$145 million operating income in 2Q01 due to lower than expected sales. In addition, higher interest expenses and higher monetary correction charges during the quarter led the Company to post a net loss of Ch$681 million (Ch$19 million loss in 2Q01).

EBITDA: Operating cash generation increased from Ch$456 million (US$0.7 million) in 2Q01 to Ch$947 million (US$1.4 million) during 2Q02. EBITDA margin reached 14.6% (13.7% in 2Q01).

WINE BUSINESS

During the 2Q02, Santa Rita's consolidated sales reached Ch$19,182 million (US$27.9 million), a 19.5% increase over 2Q01 figures. The Company's profits came in at Ch$3,131 million (US$4.6 million), a 76.2% increase compared with Ch$1,777 million in 2Q01.

In the domestic market, the Company attained volumes that stood 19.7% above those of 2Q01. Prices fell by 16.7% in real terms as a result of sharp competition and lower raw material costs. These conditions led net sales in the domestic market to drop by 0.3%.

Sales in the export market rose strongly by 44.6% due to a 31.9% increase in volumes, mainly due to higher sales to the European and North American markets, as well as more favorable exchange rate. During the period, exports of US$15.3 million accounted for 53.1% of total revenues. The average price in Dollars per case in the export market reached US$31.1, compared with an industry average of US$22.23.

The operating income increased by 86.3% from Ch$1,715 million in the 2Q01 to Ch$3,197 million in 2Q02; while the operating margin increased to 16.7% (10.7% in 2Q01).

EBITDA: Operating cash generation increased by 64.3% during the quarter to reach Ch$4,327 million (US$6.3 million). Accordingly, EBITDA margin rose from 16.4% to 22.6% during the period.

SANTA RITA			
	2Q02	**2Q01**	**2Q02 vs. 2Q01**
Net Sales (in Ch$ millions)	19,182	16,049	19.5%
Domestic	8,586	8,613	-0.3%
Exports	10,179	7,039	44.6%
Others	417	397	5.0%
Volume			
Exports (Th cases)	491	372	31.9%
Domestic (Th liters)	17,629	14,729	19.7%
Price per case – Export Mkt.(US$)	31.1	30.1	3.5%
Avg. price per case – Domestic Mkt. (Ch$)	4,383	5,265	-16.7%

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press, and Other Media


Media Subsidiaries
CGW
98.2%
99.9%
CIECSA
Cristalchile Comunicaciones
78.0%
37.4%
50.0%
MEGAVISION
Cordillera Comunicaciones
99.9%
EL DIARIO
Metropolis-Intercom

During 2Q02, CIECSA reported a net profit of Ch$560 million (US$0.8 million) compared to a net loss of Ch$38 million in 2Q01.

Megavisión, CIECSA's main subsidiary, reached an average viewership share of 24.6%. Net sales increased by 50.4% in 2Q02, to reach Ch$5,932 million (US$8.6 million), as a higher viewership share generated higher revenues. This led Megavisión to post an operating profit of Ch$1,672 million (US$2.4 million) compared to Ch$197 million during the 2Q01. Consequently, the Company posted a net profit of Ch$694 million compared with a net loss of Ch$128 million during 2Q01.

EBITDA: CIECSA's operating cash generation increased from Ch$468 million (US$0.7 million), to Ch$1,917 million (US$2.8 million) during the quarter. EBITDA margin rose from 11.9% in 2Q01 to 31.8% in 2Q02.

Cable Television

Cristalchile Comunicaciones S.A., (Cristalerías' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda. had a net loss of Ch$2,414 million (US$3.5 million) during the quarter compared to a loss of Ch$2,196 (US$3.2 million) recorded during the 2Q01. Similarly, Cordillera Comunicaciones Ltda. (owner of 99% of Metropolis-Intercom S.A.) had a net loss of Ch$4,829 million (US$7.0 million) in the 2Q02, compared to a net loss of Ch$4,393 million (US$6.4 million) in the 2Q01. The aforementioned result includes a goodwill amortization charge of Ch$1,007 million (Ch$1,007 million in 2Q01).

At the end of June 2002, Metropolis-Intercom S.A. had 239,042 subscribers, a 14.6% reduction compared with 2Q01. The Company posted sales of Ch$11,052 million in 2Q02, compared with Ch$11,515 million in 2Q01. At the operating level, the company renegotiated programming costs with providers in order to mitigate the negative effect of the Dollar appreciation against the Chilean Peso. Therefore, during the quarter, Metropolis-Intercom posted a net loss of Ch$3,805 million, compared to a net loss of Ch$3,334 million in 2Q01.

METROPOLIS-INTERCOM			
	06/30/02	**03/31/02**	**% Change**
Basic Subscribers (1)	239,042	247,294	-3.3%
Premium customers	32,742	33,810	-3.2%
Internet customers	16,355	13,870	17.9%
Home Passed	1,125,004	1,122,955	0.2%
	2Q02	**2Q01**	**2Q02 vs. 2Q01**
Sales (Ch$ Million)	11,052	11,515	-4.0%
Net Profit (loss) (Ch$ Million)	(3,805)	(3,334)	-14.1%

(1) Includes Premium and Internet customers.

FIRST HALF 2002 RESULTS

CONSOLIDATED RESULTS

YTD02 Revenue Breakdown


Media
13%
Glass
42%
Wine
45%

The Company consolidates its results with those of Viña Santa Rita, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger. During the first half of 2002, Cristalerías´ total consolidated revenue reached Ch$68,792 million (US$100 million), a 7.6% increase versus 2001. The main factors behind this growth include improved sales in the glass container (+1.4%), wine (+9.9%), and media (+41.8%) businesses.

Consolidated operating income increased by 29.0% during the period, totaling Ch$16,454 million (US$23.9 million). This includes Ch$9,975 million from the glass container business, Ch$4,703 million from Santa Rita and Ch$1,722 million from CIECSA.

For the six-month period ending on June 30, 2002, the Company's net income was Ch$3,572 million (US$5.2 million), compared with Ch$9,144 million (US$13.3 million) in 2001. This is mainly explained by a higher non-operating loss of Ch$8,135 million (US$11.8 million) in the first half of 2002, compared to a non-operating loss of Ch$1,919 million (US$2.8 million) in 2001. During year 2001 the Company registered an extraordinary income generated from: (i) the sale of 1,834,997 CGE shares (Compañía General de Electricidad), which generated a Ch$2,906 million profit; (ii) the association with Andina in the plastic division through the joint venture between Crowpla-Reicolite and Multipack, which generated a Ch$2,002 million profit. During the first half of 2002 the Company registered a higher net loss from subsidiaries, due to a Ch$2,397 million loss originating in the Company's investment in Rayén Curá, as a consequence of the effects of the Argentine Peso devaluation[2]. In addition, net earnings for 2001 included Ch$1,823 million (US$2.6 million) of extraordinary income, coming from the glass division, as a result of the reversal of part of a maintenance provision of furnace C, which was rebuilt during the first half of 2001.

EBITDA: Operating cash generation increased by 25.3% from Ch$18,353 million (US$26.7 million) to Ch$22,998 million (US$33.4 million) during the period. Accordingly, EBITDA margin rose to 33.4% (28.7% in 2001).

The following analysis explains Cristalerías' results based on individual financial statements, as well as those of its main subsidiaries:

[2] Considering an exchange rate of $3.8 Argentine Pesos per U.S. Dollar.

PACKAGING BUSINESS

Glass

The Company had non-consolidated sales of Ch$30,382 million, 1.4% higher than in 2001. Volume sales increased by 0.6%, totaling 108,080 tons. Sales to the wine sector increased by 10.2% due to an increase in export volumes of 13%, as well as a higher acceptance of new and existing formats in the local market. Sales to the beer sector increased by 11.3% due to the success of one-way formats (250cc and 1,000cc).

Sales in the soft drink sector decreased by 23.5%, despite an increase in sales of one-way formats, because clients built their stocks of returnable formats previously. Liquor bottle sales decreased by 23.9% during the period, as a result stock adjustments made by clients to improve efficiency. Containers for the food industry posted a 16.1% sales decrease due to decreased food exports to Latin America.

GLASS			
	YTD02	YTD01	YTD02 vs. YTD01
Net Sales (in Ch$ millions)	**30,382**	**29,965**	**1.4%**
Wine	19,559	17,752	10.2%
Soft Drinks	3,480	4,550	-23.5%
Beer	4,319	3,879	11.3%
Liquor	2,014	2,646	-23.9%
Food	753	898	-16.1%
Pharmaceutical	255	239	6.8%
Volume in tons	**108,080**	**107,428**	**0.6%**
Average Price (change only)			0.8%

Operating income increased by 7.8%, totaling $9,975 million (US$14.5 million). Operating margins increased from 30.9% in 2001 to 32.8% in 2002, mainly due to decreased sales of lower-margin imported products.

Non-consolidated net earnings for the period include a higher non-operating loss of Ch$4,332 million (US$6.3 million), compared to a non-operating profit of Ch$46 million (US$0.1 million) in 2001. During 2001 the Company registered an extraordinary income generated from the sale of CGE shares and from the association with Andina in the plastic division through the joint venture between Crowpla-Reicolite and Multipack. During the first half of 2002 the Company registered a higher net loss from subsidiaries, due to a Ch$2,424 million loss originating in the Company's investment in Rayén Curá, as a consequence of the effects of the Argentine Peso devaluation[3]. The aforementioned was partially compensated by improved results at Santa Rita and CIECSA. In addition, net earnings for 2001 included Ch$1,823 million (US$2.6 million) of extraordinary income, coming from the glass division, as a result of the reversal of part of a maintenance provision of furnace C, which was rebuilt during the first half of 2001. This income is included in the category "Extraordinary items".

EBITDA: Operating cash generation increased by 11.4% from Ch$12,814 million (US$18.6 million) in 2001 to Ch$14,276 million (US$20.7 million) during the period. Accordingly, EBITDA margin for the period was 47.0%, compared with 42.8% in 2001.

Plastic

During the first half of 2002, total sales of Envases CMF reached Ch$14,835 million (US$21.6 million), compared with Ch$6,931 million (US$10.1 million) in 2001 (this last figure considers only sales of Crowpla-Reicolite S.A.). It is worth mentioning that this strong sales increase is largely due to the merger with Multipack. Volumes increased by 97%, reaching 10,643 tons, while prices increased by 9%. As a result, operating income reached Ch$718 million, 43% over 2001. Nevertheless, higher interest expenses and higher monetary correction charges during the period led the Company to post a net loss of Ch$403 million (Ch$128 million profit in 2001).

EBITDA: Operating cash generation increased from Ch$1,121 million (US$1.6 million) in 2001 to Ch$2,763 million (US$4.0 million) during the period. EBITDA margin increased to 18.6% (16.2% in 2001).

[3] Considering an exchange rate of $3.8 Argentine Pesos per U.S. Dollar.

WINE BUSINESS

During the first half of 2002, Santa Rita's consolidated sales totaled Ch$32,060 million (US$46.6 million), a 9.9% increase over 2001. The Company's profits came in at Ch$4,147 million (US$6.0 million), 51.5% higher than in 2001. These results are mainly due to an increase in sales volume in the domestic and international markets coupled with an improvement in gross margins, due to a decrease in the cost of raw materials. The operating margin increased from 13.3% in 2001 to 14.7% in 2002.

In the domestic market, Santa Rita increased volumes by 19.0%. Prices in this market dropped by 18.0% in real terms as a result of the strong competition and lower raw material costs. These conditions led net sales in the domestic market to drop by 3.0%.

Regarding the export market, sales volume increased by 12.5%, mainly due to higher sales volumes to the European and North American markets. During the period, exports accounted for 52.6% of total revenues, in the amount of US$25.2 million. The average price in dollars per case in the export market reached US$30.5, compared with an industry average of US$22.23.

The breakdown for the aforementioned export increase was the result of higher export volumes to Europe, 13.9%; USA, 12.0%; Canada, 40.6% and Asia+Africa, 3.3%; partially offset by lower sales to Latin America, -17.9%.

SANTA RITA			
	YTD02	YTD01	YTD02 vs. YTD01
Net Sales (in Ch$ millions)	**32,060**	**29,181**	**9.9%**
Domestic	14,423	14,880	-3.0%
Export	16,874	13,626	24.0%
Others	763	675	13.0%
Volume			
Exports (Th cases)	827	734	12.5%
Domestic (Th liters)	29,315	24,717	19.0%
Price per case – Export Mkt.(US$)	30.5	30.3	0.8%
Avg. price per case – Domestic Mkt. (Ch$)	4,428	5,418	-18.0%

EBITDA: Operating cash generation increased from Ch$5,372 million (US$7.8 million) in 2001 to Ch$6,487 million (US$9.4 million) during the period. Accordingly, the EBITDA margin for the period increased to 20.2% (18.4% in 2001).

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press and Other Media

On September 27th, 2001 CIECSA sold shares of Ediciones Chiloé and Ediciones Financieras to Recoletos Chile Ltda. (related to Financial Times), remaining each company with a 50% ownership of Ediciones Chiloé. Ediciones Chiloé, in turn, has a 74.8% stake in Ediciones Financieras. CIECSA remained without a direct stake in Ediciones Financieras. During 2002, CIECSA reported a net profit of Ch$308 million (US$0.4 million) compared to a net loss of Ch$909 million (US$1.3 million) in 2001.

Megavisión, CIECSA's main subsidiary, reached an average viewership share of 24.6% during the period[4] (18.1% in 2001). The Company increased net sales by 40.1% reaching Ch$9,594 million (US$13.9 million), as a higher viewership share has resulted in higher revenues. Megavisión had an operating profit of Ch$1,716 million compared with a Ch$397 million operating loss in 2001. Consequently Megavisión registered a net profit of Ch$507 million (US$0.7 million) compared to a net loss of Ch$916 million (US$1.3 million) during 2001.

EBITDA: CIECSA´s operating cash generation reached Ch$2,174 million in 2002 (US$3.2 million) compared to Ch$143 million (US$0.2 million) during 2001[5]. EBITDA margin reached 22.4% during the period.

Cable Television

Cristalchile Comunicaciones S.A. (Cristalerías wholly-owned subsidiary), owner of 50.0% of Cordillera Comunicaciones Ltda. had a net loss of Ch$4,806 million (US$7.0 million) during the period compared with a net loss of Ch$4,604 million in 2001. Similarly, Cordillera Comunicaciones Ltda. (owner of 99.9% of Metrópolis-Intercom S.A.) posted a net loss of Ch$9,609 million (US$14 million) in 2002, compared to a net loss of Ch$9,204 million (US$13.4 million) in the same period of 2001. The aforementioned result includes a goodwill amortization charge of Ch$2,010 million for the period (Ch$1,997 million in 2001).

[4] Measured between 9:00AM and 1:00AM (i.e.: 16 hours daily) from Monday to Sunday.

[5] During 2002 CIECSA did not consolidate with Ediciones Chiloé. Financial statements for year 2001 have been restated for comparison purposes.

During the first half of 2002 Metrópolis-Intercom S.A. posted sales of Ch$22,538 million compared with Ch$22,303 million in 2001. At the operating level, the Company renegotiated programming costs with providers in order to mitigate the negative effect of the Dollar appreciation against the Chilean Peso. Therefore, during the period Metrópolis-Intecom registered a net loss of Ch$7,582 million (US$11 million), compared to a net loss of Ch$7,277 million (US$10.6 million) in 2001.

METROPOLIS-INTERCOM			
	06/30/02	12/31/01	% Change
Basic Subscribers (1)	239,042	268,451	-11.0%
Premium customers	32,742	41,381	-20.9%
Internet customers	16,355	12,605	29.8%
Home Passed	1,125,004	1,121,106	0.3%
	YTD02	YTD01	YTD02 vs. YTD01
Sales (Ch$ Million)	22,538	22,303	1.1%
Net Profit (loss) (Ch$ Million)	(7,582)	(7,277)	-4.2%

(1) Includes Premium and Internet customers.

#############


Cristalchile



CRISTALERIAS DE CHILE S.A.
CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in millions of Chilean Pesos as of June 30, 2002)
1 US Dollar = 688.05 Chilean Pesos

BALANCE SHEET

ASSETS	As of June 30 2002 MCh$	As of June 30 2001 MCh$
Cash, time deposits, marketable securities	49,106	50,904
Receivables	40,054	33,289
Inventories, net	40,003	34,466
Other current assets	2,876	2,795
TOTAL CURRENT ASSETS	132,038	121,454
NET P.P.&E.	130,893	131,374
Investment in related companies	109,354	111,243
Long-term receivables	9,082	10,447
Goodwill on investments	1,446	1,575
Accounts receivable, related companies	1	0
Others	21,995	14,356
TOTAL OTHER ASSETS	141,878	137,621
TOTAL ASSETS	404,809	390,449
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current portion of long-term & short-term debt	25,929	11,685
Dividends payable	537	943
Accounts and notes payable	20,861	18,628
Provisions, withholdings, income taxes	16,186	12,005
Advances from customers	2,325	3,458
TOTAL CURRENT LIABILITIES	65,839	46,719
Long-term bank liabilities and bonds payable	78,144	91,920
Miscellaneous creditors	1,350	2,148
Provisions and others	9,733	8,344
TOTAL LONG-TERM LIABILITIES	89,226	102,412
MINORITY INTEREST	35,573	32,547
TOTAL SHAREHOLDERS' EQUITY	214,172	208,772
TOTAL LIAB. & SHAREHOLDERS' EQUITY	404,809	390,449

STATEMENT OF INCOME

	6 month period ended June 30		Second quarter	
	2002 MCh$	2001(1) MCh$	2002 MCh$	2001(1) MCh$
OPERATING RESULTS:				
Net sales	68,792	63,931	38,402	34,565
Cost of sales	(41,271)	(41,732)	(22,174)	(22,596)
Selling and administrative expenses	(11,067)	(9,441)	(6,337)	(5,264)
OPERATING INCOME	16,454	12,758	9,892	6,706
NON-OPERATING RESULTS:				
Cordillera Comunicaciones Ltda	(4,805)	(4,602)	(2,414)	(2,196)
Editorial Zig-Zag	(90)	(65)	(47)	(11)
Viña Los Vascos S.A.	70	191	38	90
Rayén Curá S.A.I.C.	(2,397)	187	(920)	104
Envases CMF	(201)	64	(340)	(81)
Ediciones Chiloé	(32)	(96)	24	50
Others	(1)	(10)	(0)	(7)
Equity in net income related companies (net)	(7,455)	(4,331)	(3,660)	(2,050)
Interest income (expense) net	(1,246)	(2,212)	(626)	(909)
Other nonrecurring income (net)	(1,120)	4,517	(942)	4,585
Amortization of goodwill	(289)	(432)	(147)	(279)
Price-level restatement	(923)	193	(684)	367
Exchange Rate Variations	2,899	346	2,908	481
NON-OPERATING INCOME	(8,135)	(1,919)	(3,151)	2,194
Income tax	(2,726)	(2,478)	(1,743)	(1,575)
Extraordinary Items	-	1,823	-	851
Minority interest	(2,021)	(1,039)	(1,601)	(762)
NET INCOME	3,572	9,144	3,396	7,413

(1) Financial statements of year 2001 have been restated for comparison purposes, deconsolidating Ediciones Chiloe. Since September 30, 2001, CIECSA no longer consolidates with Ediciones Chiloé.


Cristalchile

CRISTALERIAS DE CHILE S.A.
INDIVIDUAL FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in millions of Chilean Pesos as of June 30, 2002)
1 US Dollar = 688.05 Chilean Pesos



BALANCE SHEET

ASSETS	As of June 30 2002 MCh$	2001 MCh$
Cash, time deposits, marketable securities	32,207	32,097
Receivables	19,777	19,609
Inventories, net	6,112	6,226
Other current assets	1,103	1,092
TOTAL CURRENT ASSETS	59,199	59,024
NET P.P.&E.	72,683	73,626
Investment in related companies	137,857	151,144
Long-term receivables	177	106
Goodwill on investments	2,079	7,556
Accounts receivable, related companies	24,710	2,222
Others	9,558	800
TOTAL OTHER ASSETS	174,380	161,829
TOTAL ASSETS	306,262	294,479

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
Current portion of long-term debt	20,349	149
Dividends payable	536	715
Accounts and notes payable	5,194	6,845
Provisions, withholdings, income taxes	7,339	4,237
TOTAL CURRENT LIABILITIES	33,418	11,946
Long-term bank liabilities and bonds payable	49,146	64,221
Miscellaneous creditors	969	1,632
Provisions	7,140	7,621
Others	1,417	286
TOTAL LONG-TERM LIABILITIES	58,672	73,761
TOTAL SHAREHOLDERS' EQUITY	214,172	208,772
TOTAL LIAB. & SHAREHOLDERS' EQUITY	306,262	294,479

STATEMENT OF INCOME

	6 month period ended June 30		Second quarter	
	2002 MCh$	2001 MCh$	2002 MCh$	2001 MCh$
OPERATING RESULTS:				
Net sales	30,382	29,965	15,141	15,527
Cost of sales	(18,111)	(18,332)	(8,944)	(9,397)
General and administrative expenses	(2,297)	(2,381)	(1,249)	(1,349)
OPERATING INCOME	9,975	9,251	4,949	4,781
NON-OPERATING RESULTS:				
CristalChile Comunicaciones	(4,806)	(4,603)	(2,414)	(2,196)
S.A. Viña Santa Rita	2,244	1,480	1,694	961
Envases CMF S.A.	(201)	64	(341)	(81)
Ciecsa S.A.	302	(893)	550	(38)
Cristalchile Inversiones S.A.	(2,424)	-	(873)	-
Rayén Curá S.A.I.C.	-	187	-	104
Others	(3)	(14)	(2)	(7)
Equity in net income related companies (net)	(4,888)	(3,779)	(1,386)	(1,255)
Interest income (net)	(487)	(1,108)	(274)	(514)
Other nonrecurring income (net)	(100)	4,886	(44)	4,882
Amortization of goodwill	(83)	(362)	(41)	(245)
Price-level restatement	(288)	428	(307)	458
Exchange Rate Variations	1,513	(20)	1,752	(218)
NON-OPERATING INCOME	(4,332)	46	(300)	3,108
Income tax	(2,071)	(1,975)	(1,253)	(1,326)
Amortization of negative goodwill	-	-	-	-
Extraordinary Items	-	1,823	-	851
NET INCOME	3,572	9,144	3,396	7,413

SALES VOLUME	Th Tons	Th Tons	Th Tons	Th Tons
Glass sales in Th tons	108.1	107.4	54.2	56.2


Cristalchile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Benito Bustamante C.
Benito Bustamante C.
Comptroller

Date: August 29, 2002.